Exhibit 99.1

ATTUNITY LTD
__________________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 30, 2014

_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2014 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Tuesday, December 30, 2014, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To re-elect Tali Alush-Aben as an external director for a period of three years;

3.	To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company for a term of three years following the Meeting;

4.	To approve modification to the terms of compensation of Mr. Shimon Alon, the Chief Executive Officer of the Company; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2013 will be reviewed and considered at the Meeting.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 27, 2014 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

Shareholders of record at the close of business on November 24, 2014 are entitled to notice of and to vote at the Meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

By order of the Board of Directors,

SHIMON ALON	DROR HAREL-ELKAYAM
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer & Secretary

November 20, 2014

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of the Meeting, proxy statement and proxy card are available at http://www.proxyvote.com

i

_________________

ATTUNITY LTD

16 Atir Yeda Street, Kfar-Saba, Israel
__________________________

PROXY STATEMENT
__________________________

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2014 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Tuesday, December 30, 2014, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 28, 2014.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in this proxy statement have been adjusted to give retroactive effect to the stock split for all periods presented.

On November 7, 2014, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.81 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To re-elect four directors;

2.	To re-elect Tali Alush-Aben as an external director for a period of three years;

3.	To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company for a term of three years following the Meeting;

4.	To approve modification to the terms of compensation of Mr. Shimon Alon, the Chief Executive Officer of the Company; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2013 will be reviewed and considered at the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.40 per share, as of the close of business on November 24, 2014 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 7, 2014, there were outstanding 15,179,468 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Quorum

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Tuesday, January 6, 2015 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary, not later than 10 days following the record date. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our Secretary at the following address: Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than November 27, 2014.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Attunity may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than December 3, 2014 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

☐
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is located in a box on your proxy card that is included with your proxy materials.

☐
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is located in a box on your proxy card that is included with your proxy materials.

☐
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, to our knowledge, as of November 7, 2014 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by all of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,510,821	(3)	9.83%
Ron Zuckerman	823,394	(4)(5)	4.84%
Directors and Officers as a group (consisting of 8 persons)*	485,691	(6)	3.15%

*	Except for Messrs. Alon and Zuckerman, each of our directors and executive officers beneficially own less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,179,468 shares issued and outstanding as of November 7, 2014. This figure of outstanding ordinary shares outstanding does not include:

•
employee stock options to purchase an aggregate of 1,794,023 ordinary shares at a weighted average exercise price of approximately $5.86 per share, with the latest expiration date of these options being October 25, 2020 (of which, options to purchase 896,068 of our ordinary shares were exercisable as of November 7, 2014); and

•	outstanding warrants to purchase an aggregate of 47,285 ordinary shares at an exercise price of $0.48 per share, which expire between December 30, 2014 and July 29, 2015.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,317,505 ordinary shares; (ii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014 at an exercise price of $0.48 per ordinary share; and (iii) 173,613 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 27, 2014 and December 26, 2019.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 783,394 ordinary shares; and (ii) 40,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 27, 2014 and December 22, 2017. See also footnote 5 below.

(5)
Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.77% of our outstanding ordinary shares. According to an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 254,151 ordinary shares; and (ii) 231,540 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.32 to $10.03 per ordinary share (these options expire between December 27, 2014 and December 26, 2019). For the sake of clarity, the Bonale Shares are not included.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Attunity’s Annual Report on Form 20-F and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*PROPOSALS FOR THE 2014 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors (see Item 2 below), are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be six (6) directors (including two external directors). Consistent with NASDAQ Marketplace Rules, or the NASDAQ rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable NASDAQ rules. Our Board of Directors has determined that, except for Mr. Alon, each of the nominees is independent within the meaning of applicable NASDAQ rules.

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees if elected, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Age	Director Since	Position with the Company
Shimon Alon	64	2004	Chairman of the Board of Directors and Chief Executive Officer
Dov Biran	62	2003	Director
Dan Falk (1)	69	2002	Director
Ron Zuckerman	57	2004	Director

(1)	Member of the Audit and Compensation Committees.

Shimon Alon was appointed Chairman of our Board of Directors in April 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies, Inc., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was the co-founder, CEO and Chairman of RayV Inc. until it was acquired by Yahoo in July 2014. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also a co-founder and director at Fahlo Inc. and Whip Networks Inc.  Mr. Zuckerman is an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2013, our shareholders approved the compensation policy for our executive officers and directors (the "Compensation Policy"), which was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2012 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2012	$948,000	$152,000
2013 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2013	$1,023,000	$163,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

In 2013, our directors and executive officers were granted options exercisable into 113,338 ordinary shares, at a weighted-average exercise price of $8.81 per share. Such options will expire in 2019. For a discussion of the accounting method and assumptions used in reaching this valuation, see Note 12c to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2013, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

    The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

    For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(US$ in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer *	332	149	(6)	64	(7)(8)	128	(9)	673
Mel Passarelli, Vice President of Sales	160	177		30		57		424
Itamar Ankorion, Vice President of Business Development	140	128		28		53		349
Dror Harel-Elkayam, Chief Financial Officer	169	22		25		83		299
Garrick Herrmann, Vice President of Sales	160	49		19		57		285

* For details about proposed modifications to Mr. Alon's compensation, see Item 4 below.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Unless otherwise indicated herein, reflects the annual gross salary. Since all or part of the base salary may be denominated in currencies other than the US dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the CEO – see footnote 6 below; (ii) for other non-sales executive officers (in this list –Mr. Harel-Elkayam) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 20%) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs) and/or other appropriate criteria, and, in any event, not to exceed the amount of one (100%) annual base salary of such executive; and (iii) for sales executive officers (in this list –Messrs. Passarelli, Ankorion and Herrmann) - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive.

(4)
Amounts reported in this column represent the grant date fair value (and the associated accounting expense recognized by the Company) in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12c to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013. All of the awards were in the form of stock options, which expire six years after the grant date, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Attunity's guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year (iv) 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to four months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of stock options and/or extended period of up to six months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in December 2013, for each of the years 2013, 2014 and 2015, Mr. Alon is entitled to an annual bonus that will not exceed the NIS equivalent of approximately $210,000 gross (for 100% achievement of performance milestones) or approximately $294,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2013, 2014 and 2015, consist of several performance metrics (namely, an annual revenue metric and, for 2014 and 2015, also a profitability metric), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout. For additional details, see Item 6B of our annual report on Form 20-F for the year ended December 31, 2013.

(7)
On December 26, 2013, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon's employment agreement.

(8)
The grant of options in December 2013 was made pursuant to our agreement with Mr. Alon, as approved by our shareholders, to grant him, on the date of the annual meeting of shareholders for each of 2013, 2014 and 2015, options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, shall not exceed the NIS equivalent of approximately $1,035,670, or the Cap, which is the equivalent of three times Mr. Alon's annual base salary per year of vesting, on a linear basis. By way of example, assuming the grant took place on November 7, 2014 and with an average price per share in the 30 trading days prior to the applicable grant date of $7.66, the fair market value of such grant (using the Black-Scholes model) is approximately $178,000 per each year of vesting, well below the Cap. For the sake of clarity, if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap. For additional details, see Item 6B of our annual report on Form 20-F for the year ended December 31, 2013.

(9)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Compensation of Directors

Our non-employee directors, including external directors, receive, commencing in 2014, an annual fee of $15,000 and attendance fees of NIS 1,650 (equivalent to approximately $433) per meeting attended, linked to the Israeli Consumer Price Index ("CPI").

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not to exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each. Consistent with the Compensation Policy, each of our non-employee directors who may serve from time to time, including our external directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 20,000 ordinary shares every three years for which such non-employee director holds office, which options vest in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

All of the options granted to our directors are made pursuant to one of our equity incentive plans and expire six years after the grant date.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our Board of Directors.

Indemnification and Insurance. In December 2010, our shareholders authorized us to renew, extend and/or purchase of directors and officers liability insurance; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $250,000; it being clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy until December 31, 2015. Consistent with the Compensation Policy and the foregoing, we currently hold directors and officers liability insurance for the benefit of our executive officers and directors with an aggregate coverage limit of $15 million, and a Side A coverage of an additional $5 million in excess of the $15 million, for an annual premium of approximately $110,000. In addition, we provide indemnification to our executive officers and directors pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Attunity, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit and compensation committees must be comprised of at least three directors, including all of the external directors.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

Ms. Tali Alush-Aben was elected as an external director of the Company on December 22, 2011 for a second three-year term that expires at the Meeting.  Mr. Gil Weiser was elected as an external director of the Company on December 26, 2013 for a second three-year. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the meeting to re-elect Ms. Alush-Aben as an external director for an additional term of three years.

The Company has received a declaration from Ms. Alush-Aben, confirming her qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Ms. Alush-Aben satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

For details about compensation to be granted to such nominee, see in Item 1 above under the caption “Executive Compensation”. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Tali Alush-Aben has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, expanding in 2007 to include Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Tali Alush-Aben be elected as an external director of Attunity for an additional term of three years.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

External Directors Continuing in Office

Gil Weiser continues to serve the Company as an external director. A brief biography of this director follows.

Gil Weiser has been an external director since December 2010. Mr. Weiser currently serves as a director of several companies, including ClickSoftware Technologies Ltd. He also serves as the Chairman of BG Technologies Ltd. He has more than 30 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd from August 2006 to June 2010, as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and CEO of Fibronics International Inc. and as CEO of Digital (DEC Israel) from 1978 to 1993. He also serves as Chairman of the Executive Committee of Haifa University from 1994, a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

ITEM 3 – CEO AND CHAIRMAN CONCURRENT OFFICE
(Item 3 on the Proxy Card)

Background

According to Sections 95(a) and 121(c) of the Israeli Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and, as approved by our shareholders in 2008 and 2011, also serves as our Chief Executive Officer.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Alon to continue to act as both the Chairman of our Board and our Chief Executive Officer in light of, among others, Mr. Alon’s experience and familiarity with the Company’s business. Even if this matter is approved, Mr. Alon, if nominated by our Board of Directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

Mr. Alon is not entitled to any additional compensation for his service as Chairman of our Board of Directors.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolutions be adopted:

”RESOLVED, to authorize Shimon Alon to serve as both the Company’s Chairman of the Board and Chief Executive Officer for a three-year term following the date hereof.”

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution, provided that (i) the shares voting in favor of such resolution include at least two-thirds (2/3) of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in the matter (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed two percent (2%) of Attunity’s outstanding shares. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's Corporate Secretary at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 –COMPENSATION TERMS OF CEO
(Item 4 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the base salary and grant of an annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Shimon Alon, our Chief Executive Officer, is currently entitled, among other things, to (i) a gross monthly salary (denominated in NIS) equal to the NIS equivalent of approximately $26,200, or approximately $315,000 on an annual basis, and (ii) an annual performance-based bonus of up to the NIS equivalent of approximately $210,000 gross (for 100% achievement), that is essentially equal to eight monthly salaries, or for overachievement (of 120% or more), up to approximately $294,000. For additional details about compensation paid to Mr. Alon, see above under the caption “Executive Compensation.”

Proposed Modifications

The Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, Mr. Shimon Alon. The base salary payable to Mr. Alon has not changed since 2011.

In light of the foregoing and in recognition of the importance and contribution of Mr. Alon to the Company, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, to (i) increase the gross monthly salary payable to Mr. Alon by 8%, such that the gross monthly salary payable to him (denominated in NIS) will be equal to the NIS equivalent of approximately $28,300, or approximately $340,200 on an annual basis, and (ii) to maintain the level of the on-target annual bonus at eight monthly salaries, which means an increase of the annual bonus by 8%, such that he will be entitled to an annual performance-based bonus of up to the NIS equivalent of $ 226,800 gross (for 100% achievement) or $317,500 (for overachievement of 120% or more). No changes were made in the milestones and criteria for the annual bonus previously approved by the shareholders in December 2013.

In approving the aforesaid modifications to the salary and annual bonus payable to Mr. Alon, our Compensation Committee and Board of Directors considered various factors, including, among other things, the other elements of compensation, including stock options, payable to him and the other factors set forth in the Companies Law and in our Compensation Policy.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

”RESOLVED, that the modifications to the salary and annual bonus of the Chief Executive Officer, as described in the Company’s Proxy Statement dated November 20, 2014, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's Corporate Secretary at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 5 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2013, we paid Kost Forer Gabbay & Kasierer $152,041 (compared to $160,811 for 2012) for auditing services; $52,000 ($0 in 2012) for audit-related services; $62,356 ($14,865 in 2012) for tax related services; and $32,000 ($0 in 2012) for other services.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

REVIEW OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2013 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2013 (filed with the SEC on April 8, 2014), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said annual report on Form 20-F, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.
OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2014 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2015 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2015 (the "2015 AGM") will include (1) the election (or reelection) of four directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the Auditors’ Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2015 AGM by submitting their proposals in writing to our Corporate Secretary at the following address: Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary.

For a shareholder proposal to be considered for inclusion in the 2015 AGM, our Corporate Secretary must receive the written proposal not less than 120 calendar days prior to the first anniversary of the AGM, i.e., no later than August 31, 2015; provided that if the date of the 2015 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2015 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company.

The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Attunity may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2015 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer and Secretary

November 20, 2014